

May 29, 2009

Mr. John Seaman
Chief Financial Officer
Pediment Gold Corp.
789 West Pender Street, #720
Vancouver, BC Canada V6C 1H2

       Re: **Pediment Gold Corp.**
                Form 20-F for the Fiscal Year Ended September 30, 2008
                Filed March 31, 2009
                File No. 0-52509

Dear Mr. Seaman:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended September 30, 2008

General

1.   We note that with regard to Items 5.C, 5.D, 5.E, 13, 14, 16D and 16E, you indicate "No Disclosure Necessary." It is unclear whether you intend this to mean that no disclosure requirements apply to you under these Items of Form 20-F or that disclosure requirements apply to you under these Items but you have nothing responsive to disclose. Please revise to clarify.

Business Overview, page 19

2.   We note the disclosure indicating that your "main focus is on developing two gold projects in Mexico to production." However, we also note that you are an exploration-stage company and have not established the existence of proven or probable reserves on any of your properties. Given your stats as an exploration-stage company, it is not appropriate to indicate or suggest that any of your properties are in the development stage or that any of your activities relate to the development of a property for production. Accordingly, revise the disclosure here, and any similar disclosure elsewhere in your filing, to remove any indication or suggestion that you have established reserves, that any of your properties are in the development stage, or that any of your activities relate to development. See Industry Guide 7 for further clarification.

Controls and Procedures, page 72

3.   Please refer to Item 15(d) of Form 20-F and provide disclosure regarding any changes in your internal control over financial reporting that occurred during the period covered by the annual report, that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

Quantitative and Qualitative Disclosures About Market Risk, page 72

4.   We note your statement that "The company is a small business issuer, as defined in Section 240.12b-2; and thus, Item #11 is not applicable." We note, however, that you have identified the company as an accelerated filer on the cover page. Please explain.

Exhibits, page 75

5.   We note your statement that Material Contracts are "Incorporated by reference to Form 20-FR Registration Statement, as amended and Form 6-K's." Please revise to list each material contract and identify precisely the document from which each material contract is being incorporated by reference (specify, among other things, the exhibit number in the previous filing and the date of the previous filing).

Financial Statements

Note 13 – Differences Between Canadian and United States GAAP

(b) – Exploration expenditures, page 116

6.   We note in your response to our prior comment number 51 in your letter dated
        July 25, 2007, regarding our review of your Form 20-FR, that you agreed to
        modify your U.S. GAAP accounting policy relative to exploration costs based on
        our comment. It appears you have recently modified your policy in your latest
        Form 20-F regarding the treatment of exploration costs under U.S. GAAP. In this
        regard, we note the disclosure indicating that, when proven and probable reserves
        are determined for a property and a feasibility study is prepared, then subsequent
        exploration costs would be capitalized. Please modify your U.S. GAAP
        accounting policy disclosure as previously agreed to, or otherwise provide us with
        support for your disclosed policy. Our prior comment number 51 has been
        reproduced below for your convenience.

        Prior comment number 51 from our letter dated April 18, 2007

        "We note your policy regarding exploration expenditures under U.S. GAAP.
        Please note that for U.S. GAAP purposes, costs that are exploratory in nature
        shall be expensed as incurred regardless of the existence of reserves of the
        likelihood of commercial feasibility. This includes efforts to identify additional
        reserves within a concession often referred to as "near mine exploration". Revise
        your policy accordingly."

Exhibits 13.1 and 13.2

7.   We note the references to "J. Paul Sorbara" and "Stephen Pearce" in Exhibit 13.1
        and Exhibit 13.2, respectively. These are names that are not otherwise mentioned
        in your filing. Please revise appropriately.

Engineering Comments

General

8.   We note that your website and some press releases refer to or use the terms
        "measured," "indicated," and "inferred," resources. If you continue to make
        references on your web site or press releases to reserve measures other than those
        recognized by the SEC, please accompany such disclosure with the following
        cautionary language or provide a legal disclaimer tab or page:

                Cautionary Note to U.S. Investors -The United States Securities and
                Exchange Commission permits U.S. mining companies, in their filings

with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from our website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237, Mike Karney at (202) 551-3847, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director